SECURITY AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant To Section 15(D) of The Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended December 31, 2003

OR

☐ Transition Report Pursuant To Section 15(D) of The Securities Exchange Act of 1934 (No Fee Required)

For the transition period from to

Commission File Number 001-07935

A.                                   Full title of the plan and address of the plan, if different from that of the issuer named below:

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL RECTIFIER CORPORATION

233 KANSAS STREET
EL SEGUNDO, CALIFORNIA 90245

International Rectifier Corporation
Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

SIGNATURES

The Plan Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN

/s/ MICHAEL P. MCGEE
Michael P. McGee
Member of Administrative Committee

International Rectifier Corporation Retirement Savings Plan
Index

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2003

Notes to Financial Statements

Supplemental Schedule

Schedule H, line 4i- Schedule of Assets (Held at End of Year) December 31, 2003

Exhibit Index

23.1 – Consent of Independent Registered Public Accounting Firm

Note:    All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
International Rectifier Corporation Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the International Rectifier Corporation Retirement Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Los Angeles, California

June 4, 2004

International Rectifier CorporationRetirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets

Investments, at fair value	$111,468,734	$74,749,385

Total investments	111,468,734	74,749,385

Employee contributions receivable	—	405,127
Employer contributions receivable	—	217,695

Total receivables	—	622,822

Net assets available for benefits	$111,468,734	$75,372,207

The accompanying notes are an integral part of these financial statements.

International Rectifier Corporation
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions to net assets attributed to:

Investment income:
Interest and dividend income	$1,250,274
Interest on participant loans	279,357
Net appreciation in the fair value of investments	30,204,231
31,733,862

Contributions:
Employee	8,888,567
Employer	2,807,797
11,696,364

Total additions	43,430,226

Deductions from net assets attributed to:

Benefits paid to participants	7,315,119
Administrative fees	18,580

Total deductions	7,333,699

Net increase in net assets	36,096,527

Net assets available for benefits:
Beginning of year	75,372,207

End of year	$111,468,734

The accompanying notes are an integral part of these financial statements.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.                                      Description of the Plan

The following description of the International Rectifier Corporation Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

International Rectifier Corporation (the “Company” or “Plan Sponsor”) established the Plan on April 1, 1988.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

Effective June 1, 2002, an employee is eligible to participate in the Plan on the later of (i) the date on which the eligible employee’s employment commencement date, or (ii) the date on which he or she has attained age 18.

Contributions

Participants can elect to make pre-tax contributions up to 20% of their annual compensation, subject to the IRS limits.  Participants can also contribute amounts representing distributions from other qualified defined benefit or contribution plans. In addition, participants can elect to make voluntary after-tax contributions, on their behalf up to, but not in excess of, an amount equal to 11% of participants’ compensation not to exceed $11,000.

The Company’s matching contribution is 150% of the first $200 of the participant’s contribution, plus 50% of the next $5,400, with the aggregate matching contribution made by the Company not to exceed $3,000 per participant in a Plan year.  In addition to the Company’s matching contribution, the Board of Directors can make annual discretionary contributions in the form of cash or Company stock.  For the year ended December 31, 2003, there were no discretionary contributions authorized by the Board.

Effective January 1, 2004, the Plan was amended to allow participants to make pre-tax contributions up to 40% of their compensation, subject to the IRS limits.  The Plan was further amended to make after-tax contributions up to 40% not to exceed $11,000.

Vesting

Participants are immediately vested in their contributions and the Company’s matching and discretionary contributions plus actual earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant contributions or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Programs

The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”).  All accounts are held in trust funds, Company stock or a self-directed brokerage account, which primarily consist of cash and cash equivalents, common stock and mutual funds.  All accounts are invested in accordance with the terms of the Plan and investment options elected by Plan participants.

The self-directed brokerage account was offered to Plan participants beginning in 2000 and it enables Plan participants to purchase or sell individual securities within their accounts.  The Plan document defines the eligible securities the participants can invest in within the self-directed brokerage account.  The purchase and sale of Company stock is not permitted as an investment option for participants who use the brokerage link account. The custodian of the Plan is Fidelity Brokerage Service, Inc. (“Fidelity Brokerage”).  Fidelity Brokerage executes the investment transactions, collects interest and dividend income and retains custody of the investment securities within the guidelines of ERISA.

Participants can allocate their contributions and account balances to any or all of the investment fund options and the self-directed brokerage account.  Participants may transfer their account balances, or a portion thereof, from one fund to another or from a fund to the self-directed brokerage account.  However, all assets transferred from the self-directed brokerage account are first credited to a default fund designated by the Plan.  The participants may then transfer their account balances to other funds.  Participants may not make direct transfers from the Managed Income Portfolio into the self-directed brokerage account.

Participant Loans

The Plan allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 less the highest outstanding loan balance from the Plan during the prior 12 months.  Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with comparable prevailing rates as determined periodically.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefit Payments

A participant who is currently in service may withdraw all or a portion of his or her vested accounts after attainment of age 59 1/2.  A participant is limited to two withdrawals under this option during any twelve-month period.  Upon termination of service, a participant will receive a lump-sum amount equal to the value of the participant’s account, as defined by the Plan, unless the participant chooses to leave the account balance in the Plan.  A participant may leave his or her account balance in the Plan if the balance exceeds $5,000 and the participant has not yet attained age 65.  Benefits are recorded when paid.

2.                                      Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting and in accordance with the accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common stock and other securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments

The Plan’s investments in shares of registered investment company mutual funds and common stock are valued at the last quoted sales price on the last business day of the year.  Investments in commingled trust funds are valued at estimated fair values according to methods selected in good faith by the Trustee.  Participant loans are valued at the unpaid amount of the loan that is estimated to approximate fair value.

Purchases and sales of securities are reflected on a trade date basis.  The basis for all securities sold is determined by average cost.  Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

3.                                      Investments

The following are investments that represent 5% or more of the Plan’s net assets at December 31:

	2003		2002

International Rectifier Stock Unit Fund	$25,357,816		$11,380,663

Fidelity Growth Company Fund	16,195,624		10,009,474
Fidelity Retirement Government Money Market Portfolio	12,496,300		11,665,922
Fidelity Value Fund	12,150,486		8,790,677
Fidelity Managed Income Portfolio	8,626,117		6,769,011
Fidelity Intermediate Bond Fund	7,732,860		7,560,482
Fidelity Low-Priced Stock Fund	5,888,470		2,840,769	*
Participant Loans	3,349,048	*	4,012,460

* Represents less than 5% of the Plan’s net assets.

For the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $30,204,231 as follows:

Mutual funds	$11,809,012
Company common stock	17,508,134
Self-directed brokerage account	887,085

$30,204,231

4.                                      Related-Party Transactions

Certain of the Plan’s investments are shares of mutual funds managed by the trustee of the Plan.  In addition, Fidelity Brokerage, the custodian of the Plan, executes the investment transactions within the self-directed brokerage account.  Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists.  Fees paid by the Plan for investment management services were nominal for the year ended December 31, 2003.

The Company also qualifies as a party-in-interest and absorbs certain administrative expenses of the Plan.  The Company paid $48,000 of administrative expenses on behalf of the Plan for the year ended December 31, 2003.  Such transactions with the Company qualify for a statutory exemption.

5.                                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon a partial or complete termination of the Plan, the account balances of the participants are nonforfeitable and will be determined as of the termination date.

6.                                      Tax Status of the Plan

The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated April 30, 2002.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). Therefore, the Company believes that the Plan qualified as tax-exempt for the year ended December 31, 2003.

Under the provisions of Section 401 (k) of the Code, contributions to the Plan are not taxable until distributed to participants.

Supplemental Schedule

International Rectifier Corporation
Retirement Savings Plan
EIN 95-1528961     PN 003
Schedule H, line 4i- Schedule of Assets (Held at End of Year **)
December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value

*	International Rectifier Stock Unit Fund	Company Stock	$25,357,816
*	Fidelity Growth Company Fund	Shares in Registered Investment Company	16,195,624
*	Fidelity Retirement Government Money Market Portfolio	Shares in Registered Investment Company	12,496,300
*	Fidelity Value Fund	Shares in Registered Investment Company	12,150,486
*	Fidelity Managed Income Portfolio	Shares in Commingled Trust Fund	8,626,117
*	Fidelity Intermediate Bond Fund	Shares in Registered Investment Company	7,732,860
*	Fidelity Low-Priced Stock Fund	Shares in Registered Investment Company	5,888,470
*	Spartan U.S. Equity Index Fund	Shares in Registered Investment Company	4,788,837
*	Fidelity Diversified International Fund	Shares in Registered Investment Company	3,094,692
*	Fidelity Blue Chip	Shares in Registered Investment Company	2,721,740
*	Fidelity Equity, Inc.	Shares in Registered Investment Company	1,513,798
*	Fidelity Fund	Shares in Registered Investment Company	1,258,679
*	Fidelity Freedom 2010	Shares in Registered Investment Company	1,114,817
*	Fidelity Freedom 2020	Shares in Registered Investment Company	804,187
*	Fidelity Freedom 2030	Shares in Registered Investment Company	586,903
*	Fidelity Freedom Income	Shares in Registered Investment Company	298,604
*	Fidelity Freedom 2000	Shares in Registered Investment Company	201,605
*	Fidelity Freedom 2040	Shares in Registered Investment Company	122,965
*	Brokeragelink	Shares in Self-Directed Brokerage Account	3,165,186
*	Participant loans	Interest rates range from 6.50% to 9.00% and maturing between February 2004 and January 2014.	3,349,048

			$111,468,734

*                 A party-in-interest for which a statutory exemption exists.

**          Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan year and any investment asset purchased during the Plan year sold before the end of the Plan year, with certain exceptions.

Exhibit Index

Exhibit	Description

23.1	Consent of PricewaterhouseCoopers LLP